Correspondence

Tradewinds Universal

501 Mercury Ln

Brea, CA 92821

February 20, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tradewinds Universal Registration Statement on Form S-1 Filed February 13, 2026 File No. 333-293457

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tradewinds Universal (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on Tuesday, February 24, 2026, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Mont E Tanner Esq. at (702) 369-9614.

Sincerely,

/s/ Andrew Read

________________________________________

Andrew Read

Chief Executive Officer

cc: Mont E Tanner Esq.